1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

September 11, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  PIMCO Flexible Municipal Income Fund

    Files Nos. 333-221829 and 811-23314

Dear Ms. Dubey:

This letter is in response to an additional comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on August 26, 2019 regarding Post-Effective Amendment No. 4 (“PEA 4”) to the registration statement on Form N-2 (the “Registration Statement”) of PIMCO Flexible Municipal Income Fund (the “Fund”), which was filed with the SEC on June 28, 2019. The Staff’s additional comment was given in response to our written response, dated August 20, 2019, to the Staff’s prior round of comments on PEA 4. PEA 4 was filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”), for the purpose of amending the Fund’s Registration Statement. The below response is reflected, to the extent applicable, in Post-Effective Amendment No. 5 (“PEA 5”) to the Fund’s Registration Statement.

The following sets forth the Staff’s comment and the Fund’s response thereto.

Comment 1: The “Leverage” section on the cover pages of the prospectus includes a statement that the Fund may choose to add leverage through the issuance of additional preferred shares. If the Fund has a current intention to issue additional preferred shares, please confirm supplementally that the estimated fees associated with the issuance of any additional preferred shares are reflected in the fee table. If there is no current intention to issue additional preferred shares, please add a statement to the cover pages of the prospectus to that effect.

Response: The Fund is not currently authorized by its Board of Trustees to issue additional preferred shares. Should the Board of Trustees provide authorization to do so in the future, the Fund may determine to issue additional preferred shares depending upon market conditions and other circumstances. If such a determination is made, the Fund will update the fee table to reflect

Anu Dubey September 11, 2019 Page 2

the estimated fees associated with the issuance of the additional preferred shares either through a filing pursuant to Rule 497 under the Securities Act or an amendment to the Fund’s Registration Statement.

Accordingly, the Fund has revised the discussion of leverage on the cover pages of the prospectus as follows:

Leverage. The Fund currently utilizes leverage through its outstanding Variable Rate MuniFund Term Preferred Shares (“VMTP Shares” and, together with any other preferred shares the Fund may have outstanding, “Preferred Shares”) and the use of tender option bonds. The Fund may also choose to add leverage through the issuance of additional Preferred Shares or the use of reverse repurchase agreements, credit default swaps, dollar rolls or borrowings, such as through bank loans or commercial paper and/or other credit facilities. However, the Fund is not authorized to issue additional Preferred Shares as of the date of this prospectus.

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We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:    Wu-Kwan Kit, Pacific Investment Management Company LLC

     Nathan Briggs, Ropes & Gray LLP

     Stephen Ferrara, Dechert LLP